UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Smart-Tek Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83172A 20 4
(CUSIP Number)

Owen Naccarato, Naccarato & Associates 1100 Quail Street, Suite 100, Newport Beach, California 92660
Phone: 949-851-9261
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	83172A 20 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Owen Naccarato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
oo
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	7	SOLE VOTING POWER
SHARES		3,000,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		3,000,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
			[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

The securities to which this statement relates are shares of the class A common stock, $.001 par value (the "common stock") of Smart-Tek Solutions, Inc. Principal executive offices of the Corporation are located at 1100 Quail Street, Suite 100, Newport Beach, CA 92660.

Item 2.	Identity and Background

	(a)	Name: Owen Naccarato

	(b)	Address of Principal Business Office:
11838 Bernardo Plaza Ct., Suite 240, San Diego, California 92128

	(c)	Occupation: Attorney

	(d)	Criminal Proceedings: None

	(e)	Civil Proceedings: None

	(f)	Citizenship: United States

Item 3.	Source and Amount of Funds or Other Considerations

Shares were issued to Mr. Naccarato for services rendered in various capacities.

Item 4.	Purpose of Transaction

The stock was issued to Mr. Naccarato for services rendered in various capacities. The Company has drafted a stock compensation plan which may award Mr. Naccarato additional shares in the future.

a)	An acquisition or Disposition: None

b)	A Corporate Transaction: There is no extraordinary corporate transaction such as a merger, reorganization or liquidation involved.

c)	A sale or transfer of a Material Amount of Assets of the Issuer or any of its Subsidiaries: None

d)	A Change in the Board of Directors: None

e)	A Change in Capitalization: None

f)

Other Material Change: There is no other material change in the issuer’s business or corporate structure anticipated. SCI was sold to its founder Perry Law effective July 1, 2010 however this transaction was not considered material to the overall Company.

g)	Changes to Charter or Bylaws: None

h)

Causing a Delisting: The Company is no longer quoted on the OTCBB due to its market maker moving to the OTC Markets. The Company has contacted a new market maker and is in the process of being relisted.

i)	Termination of Registration: Not applicable

j)	A Similar Action: None.

Item 5.	Interest in Securities of the Issuer

	(a)	Mr. Naccarato owns 3,000,000 shares of Common Stock as of the date of this report which represents 6.1% of Class A common stock of the Company.

	(b)	Number of shares as to which there is sole power to vote or to direct the vote: 3,000,000 shares

	(c)	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D: n/a

	(d)	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included: n/a.

	(e)	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable) : n/a

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2011
Dated

/s/ Owen Naccarato
Signature

Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).